Exhibit 99.2

Core Gaming, Inc. And Its Subsidiary

Consolidated Financial Statements

For The Finance Period Ended December 31, 2024

1

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Core Gaming, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Core Gaming, Inc as of December 31, 2024, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of change in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In addition, we have audited the financial position of Newbyera Technology Limited as of July 31, 2024 and the financial statements as of December 31, 2023, which comprise the financial position as of December 31, 2023, the related statement of profit or loss and other comprehensive income, statement of changes in equity and cash flows for the year then ended and, the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of Core Gaming, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Additionally, in our opinion, the balance sheet of Newbyera Technology Limited as of July 31, 2024, and the financial statements as of December 31, 2023, as defined above present fairly, in all material respects, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

The financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on the entity’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Core Gaming, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Core Gaming, Inc is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Newbyera

On 2 August 2024, the Group acquired a 100% equity interest in Newbyera Technology Limited (“Newbyera”). The principal activity of Newbyera is that of developing and publishing mobile games. The purchase agreement was to issue 250,000 common shares to Moremo Network Limited in exchange for the 10,000 shares held of Newbyera.

2

We identified the accounting for this acquisition as a critical audit matter because of the significant judgment required by management in determining: (1) whether the Company obtained control of Newbyera, (2) the appropriate acquisition date, (3) the fair value of consideration transferred, and (4) the identification and valuation of assets acquired, and liabilities assumed. Auditing these elements involved especially challenging, subjective, and complex auditor judgment due to the nature and significance of the transaction and the extent of audit effort required, including the involvement of valuation professionals.

Our audit procedures related to the Company’s accounting for the acquisition included the following, among others:

●	Obtaining and reviewing the Purchase Agreement and related documents to understand the terms and conditions of the transaction

●	Evaluating management’s determination of the acquisition date and whether control was obtained

●	Testing management’s valuation of the consideration transferred

●	Assessing the completeness and valuation of identified assets acquired and liabilities assumed

●	Evaluating the methodology and significant assumptions used by management to determine fair values

●	Testing the mathematical accuracy of management’s calculations

●	Evaluating the adequacy of the Company’s disclosures related to the acquisition

Bush & Associates CPA LLC

We have served as the Company’s auditor since 2024.

Henderson, Nevada

July 09, 2025

PCAOB ID Number 6797

3

Core Gaming, Inc. And Its Subsidiary

Consolidated Statement of Financial Position

As At December 31, 2024

(Expressed In United States Dollars)

	Note	December 31, 2024
		$
ASSETS
Current assets
Prepayments, net		889,172
Other receivables, net		4,045,411
Accounts receivable, net		9,120,543
Cash and cash equivalents		5,559,276
Total current assets		19,614,402

Non-current assets
Intangible assets	6	1,510
Investment in subsidiaries		-
Total non-current assets		1,510

Total assets		19,615,912

LIABILITIES AND EQUITY
Current liabilities
Account and other payables		17,414,049
Taxes Payable		21,269
Total current liabilities		17,435,318

Total liabilities		17,435,318

Equity
Share capital	7	100
Share premium	7	2,569,466
Other reserves		(16,652)
Accumulated loss		(372,320)
Total Equity		2,180,594

Total liabilities and equity		19,615,912

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

4

Core Gaming, Inc. And Its Subsidiary

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

	Note	May 10, 2024 - December 31, 2024
		$

Revenue		34,829,376
Cost of providing services	4	(33,341,855)
Gross profit		1,487,521

General and administrative expenses	4	(526,082)
Net impairment losses on financial and contract assets		(1,326,768)
Other income		2,386
Foreign exchange loss - net		(6,209)
Operating loss		(369,152)

Interest income		4,327
Finance cost		(5,430)
Finance cost - net		(1,103)

Profit before income tax		(370,255)

Income tax expenses	5	(2,065)

Loss for the period		(372,320)

Other comprehensive loss		(16,652)

Total comprehensive loss		(388,972)

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

5

Core Gaming, Inc. And Its Subsidiary

Consolidated Statement of Change in Equity

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

	Note	Share capital	Share premium	. Accumulated loss	Other reserves Foreign currency translation	Total Equity
		$	$	$	$	$

Balance as of May 10, 2024		-	-	-	-	-

Share issuance	7	100	2,569,466	-	-	2,569,566

Net loss		-	-	(372,320)	-	(372,320)

Foreign currency translation loss		-	-	-	(16,652)	(16,652)

Balance as of December 31, 2024		100	2,569,466	(372,320)	(16,652)	2,180,594

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

6

Core Gaming, Inc. And Its Subsidiary

Consolidated Statement Of Cash Flows

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

	Note	May 10, 2024 - December 31, 2024
		$
Net Profit		(372,320)

Adjustments for
Amortization		925

Changes in operating assets and liabilities:
Accounts receivable		3,262,623
Prepayment		1,920,375
Other receivables		2,283,100
Accounts payable and accrued liabilities		(7,146,288)
Tax payables		(1,320)
Cash flow used for operation		(52,905)

Net cash used for operating activities		(52,905)

Cash used for investing activities
Purchase of intangible asset		(2,435)
Acquisition of subsidiary, net of cash acquired	8	5,631,193
Net cash generated from investing activities		5,628,758

Cash flow from financing activities
Capital contribution from shareholders		75
Net cash generated from financing activities		75

Foreign exchange		(16,652)

Net increase in cash		5,559,276
Cash and Cash Equivalent at beginning of the period		-
Cash and Cash Equivalent at end of the period		5,559,276

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

7

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

1.	Basis of Presentation and Summary of Significant Accounting Policies

Corporate information

Core Gaming, Inc. (the “Company”) is incorporated under the laws of the State of Delaware. Its registered and principal executive offices are located at 25 SE 2nd Avenue Ste. 550 Miami, Florida 33131.

The principle activities of the Company are development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generates revenue through the display of ads in the games.

Basis of Presentation

The accompanying consolidated financial statements of Core Gaming, Inc. and its subsidiary (the “Group”) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

The financial statements have been prepared on a historical cost basis.

New and amended standards adopted by the Group

The Group has adopted the new or amended IFRS and Interpretations of FRS (“INT IFRS”) that are mandatory for application for the financial period. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective SFRS and INT SFRS.

The adoption of these new or amended SFRS and INT SFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current financial period.

New standards and interpretations not yet adopted

Certain amendments to accounting standards have been published that are not mandatory for 31 December 2024 reporting periods and have not been early adopted by the Group. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Summary of Significant Accounting Policies

1) Group accounting

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

8

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

2) Foreign Currency Translation

The Company’s function currency is United States dollars. The Group translates the financial statements of the Group entities (none of which has the currency of a hyperinflationary economy) that have a different functional currency different from the presentation currency into United States dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive income/(loss).

3) Revenue and Account Receivables

The Group generates its income through publishing advertisements on various advertising platforms. The Group’s performance obligation is to provide customers with access to the advertising solutions. The transaction price is the product of either the number of completions of agreed upon actions or advertisements displayed and the contractually agreed upon price per advertising unit. Revenues are recognized at the point-in-time the advertisements are displayed in the game or the services has been completed as the customer simultaneously receives and consumes the benefits provided from these services. The revenue is estimated based on advertising data for each month and revised after confirmation of revenues with various advertising agencies.

4) Account and Other Payables

Accounts Payable primarily consist of amounts due to advertising platforms and agencies for marketing services, as well as game development fees owed to third-party game suppliers. Other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. These payables are typically settled within the standard payment terms contracted with the respective suppliers. These payables do not bear interests.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

5) Cash and Cash Equivalents

Cash consists of cash on hand and cash in banks. The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

9

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

6) Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the financial year. Taxable profit differs from profit as reported profit or loss because it excludes items of income or expense that are taxable or deductible in other financial years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where the Group operates by the end of the financial year.

Deferred income tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

7) Financial assets

(a) Classification and measurement

The Group classifies its financial assets in the following measurement categories:

● Amortized cost;

● Fair value through other comprehensive income (FVOCI); and

● Fair value through profit or loss (FVPL).

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Cash and cash equivalents, trade and other receivables are carried at amortized cost subsequently.

(b) Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

8) Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

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Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are long past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

9) Intangible assets

Patents and licenses

Cost for applying and registering patents, trade mark and license are capitalized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights.

10) Lease

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

11) Provision

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

2.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

Impairment of trade receivables

Based on the Group’s historical credit loss experience, trade receivables exhibited different loss patterns for each receivable aging group. Accordingly, management has determined the expected loss rates by grouping the receivables by aging groups. A loss allowance of $491,245 for trade receivables was recognized as at 31 December 2024.

11

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

3.	Revenue

Revenues consist of the following items:

May 10, 2024 -December 31, 2024
$
Advertisement publishing service	34,829,376

4.	Expense by nature

May 10, 2024 -December 31, 2024
$
Advertisement publishing cost	20,057,933
Software technology cost	13,084,218
Other service cost	199,704
Cost of providing services	33,341,855

Staff cost	288,810
Promotion cost	102,922
Office expense	82,531
Professional fees	50,888
Others	931
General and administrative expenses	526,082

5.	Income tax

May 10, 2024 -December 31, 2024
$
Income tax expense:
Current year	2,065

The income tax on the results for the financial year differs from the amount of income tax determined by applying the Hong Kong standard rate of income tax, where the Group’s primary operation is based, due to the following factors:

May 10, 2024 -December 31, 2024
$
Profit before income tax	(370,255)
Tax at the applicable tax rate of 16.5%	(61,092)
Tax effect of:
- non-deductible expenses	218,916
- non-taxable income	(393)
- others	(155,366)
Income tax expense	2,065

12

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

6.	Intangible assets

Intangible assets consist of capitalized patent application fees.

	Trade Mark & Patents	Total
	$	$
Cost
At May 10, 2024	-	-
Additions	2,435	2,435
At December 31, 2024	2,435	2,435

Accumulated depreciation
At May 10, 2024	-	-
Depreciation	925	925
At December 31, 2023	925	925

Carrying amount
At May 10, 2024	-	-
At December 31, 2024	1,510	1,510

7.	Share capital

	Number of ordinary shares	Par value	Share premium
		$	$
Issued and fully paid:
At May 10, 2024	-	-	-
Issue of shares	1,000,000	100	2,569,466
At December 31, 2024	1,000,000	100	2,569,466

8.	Business combination

On 2 August 2024, the Group acquired a 100% equity interest in Newbyera Technology Limited (“Newbyera”). The principal activity of Newbyera is that of developing and publishing mobile games. Details of the consideration paid, the assets acquired and liabilities assumed, and the effects on the cash flows of the Group, at the acquisition date, are as follows:

(a) Purchase consideration

The total purchase consideration was as follows:

Consideration Transferred	Amount
$
250,000 shares of common stock issued	2,569,491

No cash consideration was paid, and there were no contingent consideration arrangements.

13

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

(b) Identifiable assets acquired and liabilities assumed

At fair value
$
Prepayments	2,809,547
Other receivables	6,328,511
Accounts receivable	12,383,166
Cash and cash equivalents	5,631,193
Total assets	27,152,417

Account and other payables	24,560,337
Taxes Payable	22,589
Total liabilities	24,582,926

Total identifiable net assets	2,569,491
Goodwill	-
Consideration transferred	2,569,491

(c) Effect on cash flows of the Group

$
Cash paid	-
Add: Cash and bank balances in subsidiary acquired	5,631,193
Cash inflow from the acquisition	5,631,193

9.	Investment in subsidiary

2024
$

Unquoted shares, at cost	2,569,491

The details of the subsidiary as at 31 December 2024 are:

Name of Group (Country of incorporation)	Principal activities	Cost of investment	Percentage of equity held by the Parent	Percentage of equity held by the Group
		12.31.2024	12.31.2024	12.31.2024
		$	%	%
Newbyera Technology Limited (Hong Kong)	Mobile game developing and publishing	2,569,491	100	100

10.	Financial instruments and financial risks

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risk relevant to the Group is credit risk.

The management team reviews and agrees policies and procedures for the management of financial risks. There has been no change to the Group’s exposure to the financial risks or the manner in which it manages and measures the risks.

14

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and cash equivalents), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral.

The Group considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Payment terms are specified in agreements between the Group and the platforms and agencies. The Group generally reconciles with the platforms and agencies at the end of each month for the price of impressions filled in that month. Specific payment terms may vary by agreement but are generally sixty days or less.

As at 31 December 2024, Accounts receivables amounted to $9,120,543, and are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Group reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Group determines amounts are no longer collectible.

The movements in credit loss allowance are as follows:

Credit loss allowance
$
Balance as at May 10, 2024	-
Asset acquired	657,749
Changes in credit risk	1,357,724
Written off	(1,524,228)
Balance as at December 31, 2024	491,245

Liquidity risk

Liquidity risks refer to the risks in which the Group and Group encounters difficulties in meeting its short-term obligations. Liquidity risks are managed by matching the payment and receipt cycle.

The table below summarizes the maturity profile of the Group and Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations:

	Less than 1 year	More than 1 years but less than 5 years	More than 5 years	Total
Group	$	$	$	$

Financial assets
Cash and cash equivalents	5,559,276	-	-	5,559,276
Other receivables	4,045,411	-	-	4,045,411
Trade receivables	9,120,543	-	-	9,120,543
As at December 31, 2024	18,725,230	-	-	18,725,230

Financial liabilities
Trade and other payables	17,414,049		-	17,414,049
Taxes payables	21,269	-	-	21,269
As at December 31, 2024	17,435,318	-	-	17,435,318

Net undiscounted financial assets as at December 31, 2024	1,289,912	-	-	1,289,912

15

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

Market risks

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates that will affect the Group’s income or the value of its holdings of financial instruments. The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group entities transact business in certain foreign currencies, mainly United State dollars, other than the respective functional currencies of the Group entities, and hence is exposed to foreign currency risks. Since the financial assets and liabilities of the Group entities are short-term in nature, their exposure to foreign currency risk is not significant. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

11.	Fair value of assets and liabilities

The fair values of applicable assets and liabilities, are determined and categorized using a fair value hierarchy as follows:

(a)	Level 1 - the fair values of assets and liabilities with standard terms and conditions and which trade in active markets that the Group can access at the measurement date are determined with reference to quoted market prices (unadjusted).

(b)	Level 2 - in the absence of quoted market prices, the fair values of the assets and liabilities are determined using the other observable, either directly or indirectly, inputs such as quoted prices for similar assets/liabilities in active markets or included within Level 1, quoted prices for identical or similar assets/liabilities in non-active markets.

(c)	Level 3 - in the absence of quoted market prices included within Level 1 and observable inputs included within Level 2, the fair values of the remaining assets and liabilities are determined in accordance with generally accepted pricing models.

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Except as disclosed in the respective notes, the carrying amounts of the current financial assets and financial liabilities, including cash and bank balances, trade and other receivables, trade and other payables approximate their respective fair values due to their short maturity nature.

12.	Commitments and Contingencies

The Group’s agreements with platforms and agencies typically obligate the Group to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. No material demands have been made upon the Group to provide indemnification under such agreements and there are no claims that the Group is aware that could have a material effect on the Group’s financial statements.

16

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Financial Period Ended December 31, 2024

(Expressed In United States Dollars)

13.	Events occurring after balance sheet date

On February 26, 2025, Core Gaming, Inc. entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc., a corporation existing under the laws of the Province of British Columbia (“Purchaser”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly owned subsidiary of Purchaser (“Merger Sub”). Purchaser, Merger Sub and the Company may each be referred to hereinafter collectively, as the “Parties.”

Pursuant to the Merger Agreement, the Parties will effect the following transactions:

a) The Company will merge (the “Merger”) with and into Merger Sub, with the Company continuing as the surviving entity and a wholly owned subsidiary of Purchaser;

b) In exchange for the outstanding shares of the Company’s common stock, Purchaser will issue common shares to the shareholders of the Company based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Purchaser’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger;

c) On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and

d) At the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Company and Merger Sub will vest in the Company as the surviving corporation in the Merger.

As this event occurred after the reporting period, it is considered a non-adjusting event and accordingly, the financial statements as at and for the year ended 31 December 2024 have not been adjusted to reflect this change.

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